Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE RESULTS OF ITS EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS HELD ON MARCH 31, 2016

Tel Aviv, Israel, March 31, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that at its Extraordinary General Meeting of Shareholders (the "Meeting") held on March 31, 2016, at the Company's offices in Petah Tiqva, the following resolutions described in the Proxy Statement to the Shareholders dated 24.2.2016 (the "Proxy") and detailed hereunder, were approved by the required majority:

1.	An amended compensation policy for our directors and officers is adopted.

2.	The terms of office and employment of Mr. Doron Moshe as the Company’s Chief Executive Officer is approved.

3.	Authorization to our Board of Directors to effect a reverse share split of all of our ordinary shares, no par value, at a ratio not to exceed one-for-ten, and a related amendment to our Articles of Association is approved.

4.	An amendment to our Memorandum of Association by restating the authorized share capital to the post reverse split number of shares subject to Item no. 3 is approved.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information: Company Contact Ron Hadassi Chairman of the Board of Directors Tel: +972-3-608-6048 Fax: +972-3-608-6050 ron@elbitimaging.com